October 21, 2010
VIA EDGAR
Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Walter Investment Management Corp. Form 10-Q for the period ended March 31, 2010 Filed May 5, 2010 File No. 1-13417
Dear Ms. Barberich:
This letter is in response to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 7, 2010, relating to the Form 10-Q for the period ended March 31, 2010, as filed with the Commission on May 5, 2010 (the “Q1 Form 10-Q”).
To facilitate the Staff’s review, the Company has reproduced in its entirety the comment from the Comment Letter and then addressed the comment by dividing the comment into its sequential parts and providing a response to each part.
Form 10-Q for the period ended March 31, 2010
Notes to Consolidated Financial Statements
5. Fair Value
Items Measured at Fair Value on a Non-Recurring Basis, page 11
Comment No. 2: We note your response to prior comment 2 from our letter dated August 26, 2010 as well as your disclosure on page 12 which states that the fair value adjustments that you presented represent the total fair value adjustments between the residential loans’ original carrying values and the properties’ fair values as of the balance sheet date. However, we note that ASC 820-10-50-5(a) requires disclosure of the fair value measurements recorded during the period and the reasons for the measurements. Please show us the revised disclosure you will include in future filings that will address this requirement for fair value adjustments to your REO during the period.
Response: Future filings, beginning with our quarterly report on Form 10-Q for the quarter ended September 30, 2010, will include revised disclosures that address the ASC 820-10-50-5(a) requirements for our REO. If we had incorporated your comments in our Form 10-Q for the quarter ended June 30, 2010, it would have been as follows:
Items Measured at Fair Value on a Non-Recurring Basis
At the time a residential loan becomes real estate owned, or REO, the Company records the property at the lower of its carrying amount or estimated fair value less estimated costs to sell. Upon foreclosure and through liquidation, the Company evaluates the property’s fair value as compared to its carrying amount and records a valuation adjustment when the carrying amount exceeds fair value. Any valuation adjustment at the time the loan becomes real estate owned is charged to the allowance for loan losses.

Carrying values, and the corresponding fair value adjustments for the six and twelve months ended June 30, 2010 and December 31, 2009, respectively, for Level 3 assets and liabilities measured in the consolidated financial statements at fair value on a non-recurring basis are as follows (in thousands):

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in
	Real	Active Markets for	Significant Other	Significant
	Estate	Identical Assets	Observable Inputs	Unobservable Inputs	Fair Value
Fair Value at	Owned	(Level 1)	(Level 2)	(Level 3)	Adjustment
Real estate owned:
June 30, 2010	$26,963	$—	$—	$26,963	$(268)
December 31, 2009	$21,981	$—	$—	$21,981	$(372)
Real estate owned of securitization trusts:
June 30, 2010	$35,212	$—	$—	$35,212	$(772)
December 31, 2009	$41,143	$—	$—	$41,143	$(1,310)
As of June 30, 2010, the fair value of the Company’s Level 3 REO was $27.0 million and $35.2 million for the unencumbered and securitized residential loan portfolios, respectively. These REO properties are generally located in rural areas and are primarily concentrated in Texas, Mississippi, Alabama, Florida, South Carolina and Georgia. The REO properties have a weighted-average holding period of 11 months. To estimate the fair value, the Company utilized historical loss severity rates experienced on similar REO properties previously sold by the Company. The blended loss severity utilized at June 30, 2010 was 19.0%.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
Please do not hesitate to contact me by phone (813-421-7660), by fax (813-286-2154) or by e-mail (kperez@walterinvestment.com), if I can be of any further assistance.

Sincerely,
/s/ Kimberly Perez
Kimberly Perez
Vice President and Chief Financial Officer

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